LOPRO

Integrated finance company

LOPRO CORPORATION

05010483

File Number: 82-4664

May 24 , 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________

AKIRA SUZUKI

HEAD OF PUBLIC RELATIONS AND INVESTOR RELATIONS DIVISION

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 18 2005
WASH. D.C.

8/16

LOPRO CORPORATION

Index

Translation for:

1. Integration of Offices

2. Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

3. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2005

File Number: 82-4664

(English Translation)

May 13, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Integration of Offices

We hereby announce that integration of 7 offices of the Company was resolved at a meeting of the board of directors held on May 13, 2005, to the following effect:

1. Reasons for Integration

Integration of offices is a part of a management reinforcement procedure aimed to further improve the business efficiency of the branches in the metropolitan area and to integrate the management resources of the Company.

2. Offices to be Integrated

Branch to be Abolished (Last Business Day)	Integrating Branch		Effective Date of Integration
Shinjuku Branch (June 3, 2005)	Tokyo Branch	1st Business Department (former Tokyo Branch)	June 6, 2005
		2nd Business Department (former Shinjuku Branch)	
Ueno Branch (June 3, 2005)	Nihonbashi Branch	1st Business Department (former Nihonbashi Branch)	June 6, 2005
		2nd Business Department (former Ueno Branch)	
Kawasaki Branch (June 24, 2005)	Yokohama Branch	1st Business Department (former Yokohama Branch)	June 27, 2005
		2nd Business Department (former Kawasaki Branch)	
Osaka-Kita Branch (June 3, 2005)	Osaka Branch	1st Business Department (former Osaka Branch)	June 6, 2005
		2nd Business Department (former Osaka-Kita Branch)	
Umeda Branch (June 3, 2005)		3rd Business Department (former Umeda Branch)	
Tennoji Branch (June 24, 2005)		4th Business Department (former Tennoji Branch)	June 27, 2005
Wakayama Branch (June 3, 2005)	Izumisano Branch		June 6, 2005

* The number of offices, currently 70, will become 63 after the integration.

3. Customers

Regarding the branches to be abolished in the metropolitan area, business departments therefor will be established in the integrating branch. The Company seeks to offer detailed response as before to customers of the branches to be abolished.

4. Effects on Results of Operations for Current Fiscal Year

Effects of the integration on the Company's results of operations will be reflected in the forecast of business results for the fiscal year ending March 31, 2006 to be disclosed in the "Annual Report Release for the Fiscal Year ended March 31, 2005" on May 20, 2005.

File Number: 82-4664

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

May 20, 2005

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: May 20, 2005
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2005	¥22,145 million (-6.3%)	¥4,058 million (11.8%)	¥3,421 million (11.4%)
Year ended March 31, 2004	¥23,634 million (-26.4%)	¥3,630 million (5.6%)	¥3,072 million (11.2%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2005	¥3,596 million (36.7%)	¥37.59	¥32.22	3.6%	1.5%	15.4%
Year ended March 31, 2004	¥2,631 million (–)	¥29.18	¥27.95	2.9%	1.2%	13.0%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005: – million yen
   Year ended March 31, 2004: – million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2005: 95,655,632 shares
   Year ended March 31, 2004: 90,152,630 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the prior year.*

(2) Consolidated Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥242,987 million	¥109,780 million	45.2%	¥984.20
Year ended March 31, 2004	¥224,936 million	¥92,663 million	41.2%	¥1,036.78

(Note) Total outstanding shares as of the end of each fiscal year (consolidated):
Year ended March 31, 2005: 111,543,087 shares
Year ended March 31, 2004: 89,376,401 shares

(3) Consolidated Statement of Cash Flow

(rounded down to the nearest one million yen)

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2005	-¥18,948 million	¥777 million	¥35,800 million	¥45,664 million
Year ended March 31, 2004	¥13,913 million	¥2,187 million	-¥30,574 million	¥28,034 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥12,500 million	¥1,700 million	¥1,400 million
Annual	¥26,000 million	¥4,800 million	¥4,500 million

(Reference)
Estimated net income per share (annual): 40.34 yen

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Financial Statement
for the Fiscal Year ended March 31, 2005

May 20, 2005

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division Tel.: (075) 321-6161

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Board Meeting Date: May 20, 2005 Interim Dividends: applicable
Dividend Payment Date: June 30, 2005 General Meeting of Shareholders: June 29, 2005
Unit Share System: applicable (1 unit: 100 shares)

1. Business Results (April 1, 2004 through March 31, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2005	¥18,130 million (3.5%)	¥3,241 million (245.8%)	¥4,371 million (166.8%)
Year ended March 31, 2004	¥17,512 million (-23.9%)	¥937 million (–)	¥1,638 million (–)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2005	¥3,590 million (36.4%)	¥37.53	¥32.17	3.5%	1.7%	24.1%
Year ended March 31, 2004	¥2,631 million (–)	¥29.19	¥27.95	2.8%	0.6%	9.4%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2005: 95,655,632 shares
   Year ended March 31, 2004: 90,152,630 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the prior year.*

(2) Dividends

(rounded down to the nearest one million yen)

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2005	¥5.00	¥0.00	¥5.00	¥557 million	13.3%	0.5%
Year ended March 31, 2004	¥3.00	¥0.00	¥3.00	¥268 million	10.3%	0.3%

(3) Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2005	¥265,347 million	¥111,280 million	41.9%	¥997.65
Year ended March 31, 2004	¥242,018 million	¥94,169 million	38.9%	¥1,053.63

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31, 2005: 111,543,087 shares
   Year ended March 31, 2004: 89,376,401 shares
2. *Total number of treasury stock as of the end of each fiscal year:*
   Year ended March 31, 2005: 2,366,565 shares
   Year ended March 31, 2004: 2,362,089 shares

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥9,500 million	¥2,800 million	¥1,400 million	¥0.00	–	–
Annual	¥19,000 million	¥4,800 million	¥4,500 million	–	¥5.00	¥5.00

(Reference)
Estimated net income per share (annual): 40.34 yen

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*